SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Approval of revision of pricing policy for household gas (LPG-P13)

Rio de Janeiro, January 18, 2017 - Petróleo Brasileiro S.A. – Petrobras, further to the press release of 12/7/18, reports that its Executive Board has approved the revision of the pricing policy for commercialization of Liquefied Petroleum Gas to distributors sold in cylinders of up to 13 kg for residential use and defined a new criteria for the application of adjustments, plus a transition rule for the year 2018 that will reduce the price of LPG sold at refineries by 5% starting tomorrow (01/19).

The goal, as already disclosed, was to soften the transfer of price volatility in the international market to the domestic price, while the provisions of Resolution 4/2005 of the National Energy Police Council is upheld, which recognizes that differentiated prices for the sale of LPG for residential use is of interest to the national energy policy.

Petrobras believes that these new criteria will allow to keep the value of LPG referenced in the international market, but will dilute the effects of price increases typically concentrated at the end of each year, given the seasonal nature of the product. The reference will continue to be the price of butane and propane sold in the European market plus a 5% margin.

After the reduction that will come into force tomorrow, the average price of residential LPG without taxes sold in the refineries of Petrobras will be equivalent to R$ 23.16 per cylinder of 13 kg. As Brazilian law guarantees freedom of prices in the fuel and oil product’s market, the revisions made by Petrobras may or may not be reflected in the final consumer price. This will depend on transfers made especially by distributers and resellers.

The main changes in the pricing policy are detailed below:

1)	Adjustments are now quarterly instead of monthly, entering into effect on the 5th of the start of each quarter.

2)	The calculation period of international prices and the foreign exchange that will define adjustment percentage will gradually be an average of the 12 months prior to the period of force, instead of the monthly variance.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

3)	Reductions or increases in rates above 10% will have to be authorized by the Executive Group of Market and Prices, composed of the Petrobras CEO and the Executive Officers for Refining and Natural Gas and for Finance and Investor Relations. In these cases, the date of adjustments application (05) can be modified. If the readjustment index is very high, the Executive Group of Market and Prices may decide not to apply it fully, leaving the difference for compensation according to detailed mechanism.

4)	Creation of a compensation mechanism that will allow comparing the prices charged under this new policy and the prices that would be charged according to the previous policy. The differences accumulated in one year, adjusted by the SELIC rate, will be compensated by a fixed installment plus or minus the prices charged the following year.

In 2018, exceptionally, the calculation of price variance will follow the transition rule below:

1)	Immediate reduction of 5% to current prices from 01/19 on, determined on the basis of the average international prices and the exchange rate between Jan. 1 and 12, 2018.

2)	Increasing periods of reference for calculation of price variance until the 12-month average is reached, as per the table below:

Quarter of price effectiveness (t)	Expected Date of Adjustment	Period of calculation of reference averages
1Q2018	1/19/2018	Jan. 1 to 12, 2018
2Q2018	4/5/2018	6 prior months
3Q2018	7/5/2018	9 prior months
From 4Q2018 on	5th at the beginning of each quarter	12 prior months

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer